FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of   May, 2004
                 -------------

Commission File Number     0-29546
                       -------------

                           America Mineral Fields Inc.
        ----------------------------------------------------------------
                 (Translation of registrant's name into English)

         St. George's House, 15 Hanover Square, London, England W1S 1HS
        ----------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F  X   Form 40-F
                                       ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes    No  X
                                           ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                                          [COMPANY LOGO OMITTED]

NEWS RELEASE

AMERICA MINERAL FIELDS CHANGES NAME TO
ADASTRA MINERALS

For Release on May 12, 2004

Trading: TSX:AMZ, AIM:AMF

LONDON, U.K. (May 12, 2004) America Mineral Fields Inc (TSX: AMZ, AIM: AMF) today announced that, effective immediately, the Company's name has changed to Adastra Minerals Inc. ("Adastra").

The Company's common shares will commence trading under its new name on both the Toronto Stock Exchange ("TSX") and the Alternative Investment Market in London ("AIM") on Monday, May 17, 2004. The new symbol on AIM will be AAA-L. For the present time, the symbol on the TSX will remain AMZ-T. A new website, created to reflect the change, can be found at www.adastramin.com and will be live from Monday, May 17th.

"For some time now, it has been the opinion of the Board of Directors and senior management that, as the Company's assets are exclusively located in Central Africa, the executive management is headquartered in London, and the Company has a number of key investors outside North America, its original name no longer reflects the current circumstances," said Tim Read, President and Chief Executive Officer, Adastra Minerals Inc. "The change of name is another important landmark in the Company's development, following, as it does, on the finalisation of the agreement with the Government of the Democratic Republic of Congo ("DRC") and Gecamines. We chose the name Adastra, which means "to the stars" in Latin, because it reflects our strategy to build a major resource company. Moreover it symbolises our commitment to developing the Kolwezi and Kipushi projects within the DRC, the flag of which comprises seven gold stars on a blue background. A star also appears on the flag of Angola, the country in which our diamond interests are located."

The name change was approved at the Company's Annual General Meeting on Wednesday, April 28, 2004.

                                                       Adastra Minerals Inc.
                                                       St. George's House
                                                       15 Hanover Square
                                                       London W1S 1HS
                                                       United Kingdom
                                                       Tel: + 44 (0)20 7355 3552
                                                       Fax: + 44 (0)20 7355 3554
                                                       E: london@adastramin.com
                                                       www.adastramin.com

                                                          [COMPANY LOGO OMITTED]

At that meeting the Company also reviewed progress at the Kolwezi project. Adastra is now in the process of selecting an engineering company to conduct the feasibility study for the Kolwezi project. Furthermore, work will commence shortly on the final phase of the Environmental and social Impact Assessment. Meanwhile, the Company, in conjunction with its financial advisers, Rothschild, has started the process of identifying potential off-takers for the project's metal production. Off-take agreements will form an important component of the ultimate financing of the project.

About Adastra

Adastra is an international mining company currently developing several mineral assets in Central Africa, including the Kolwezi cobalt/copper tailings project and the Kipushi zinc mine in the DRC, and the Cuango River diamond project in Angola. Adastra's growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

About the Kolwezi Project

Adastra's Kolwezi project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt, as determined by Dr. Isobel Clark of Geostokos Limited, a "qualified person" as defined by the Canadian Securities Administrators' NI 43-101. This resource has the potential to host one of the world's largest and lowest cost cobalt producers. At a conceptual annual output of 42,000 tonnes of copper and 7,000 tonnes of cobalt, the project would have an operating life of 38 years. Such a project would generate significant tax and foreign exchange earnings, as well as providing local employment and contributing to the revival of the DRC's copper belt infrastructure.

Contact us:

London
Tim Read                                   Simon Robinson/Justine Howarth
Chief Executive Officer                    Parkgreen Communications
T: +44 (0)20 7355 3552                     T: +44 (0)20 7493 3713
F: +44 (0)20 7355 3554                     F: +44 (0)20 7491 3936
E: london@adastramin.com                   E: justine.howarth@parkgreenmedia.com

North America
Martti Kangas
The Equicom Group
T: +1 416 815 0700 x. 243
   +1 800 385 5451 (toll free)
F: +1 416 815 0080
E: mkangas@equicomgroup.com

                                                          [COMPANY LOGO OMITTED]

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's plans for its principal properties in the Democratic Republic of Congo ("DRC"), and the discussion of the political situation and potential international investment in the DRC. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended October 31, 2003 and Reports on Form 6-K filed with the Securities and Exchange Commission.

                                                                BRITISH COLUMBIA
                                                                ALBERTA
                                                                ONTARIO


                                 BC FORM 53-901F
                              (Previously Form 27)

                             MATERIAL CHANGE REPORT

    Section 85(1) of the Securities Act (British Columbia) and Section 151 of the Securities Rules (British Columbia), and corresponding provisions of the securities legislation in other Provinces

Item 1.  Reporting Issuer

                  America Mineral Fields Inc.
                  c/o Suite 950
                  1055 West Georgia Street
                  Vancouver, B.C. V6E 3P3

Item 2.  Date of Material Change

                  May 12, 2004 (being the date of the news release).

Item 3.  Press Release

                  The Press Release dated May 12, 2004 was forwarded to the Toronto Stock Exchange and disseminated via (North American Disclosure) Canada Stockwatch, and Market News.

                  A copy of the Press Release is attached as Schedule "A".

Item 4.  Summary of Material Change

                  America Mineral Fields Inc announced its change of name to Adastra Minerals Inc. with immediate effect. Trading will commence under its new name on both the Toronto Stock Exchange and the Alternative Investment Market in London on Monday, May 17, 2004.

Item 5.  Full Description of Material Change

                  For a full description of the material change, see Schedule
                  "A".

Item 6. Reliance on Section 85(2) of the Securities Act (British Columbia) and corresponding provisions of the securities legislation in other Provinces

                  Not Applicable.

Item 7.  Omitted Information

                  Not Applicable.

Item 8.  Senior Officers

                  The following Senior Officer of the Company is available to answer questions regarding this report:

                  Tim Read
                  President
                  Tel: 44 207 355 3552

Item 9.  Statement of Senior Officer

                  The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., this 12th day of May, 2004.

                                                     AMERICA MINERAL FIELDS INC.

                                                     Per:

                                                     /S/ "Paul C. MacNeill"
                                                     ---------------------------
                                                     Paul C. MacNeill
                                                     Director

                                  Schedule "A"

                                                          [COMPANY LOGO OMITTED]

NEWS RELEASE

AMERICA MINERAL FIELDS CHANGES NAME TO ADASTRA MINERALS

For Release on May 12, 2004

Trading: TSX:AMZ, AIM:AMF

LONDON, U.K. (May 12, 2004) America Mineral Fields Inc (TSX: AMZ, AIM: AMF) today announced that, effective immediately, the Company's name has changed to Adastra Minerals Inc. ("Adastra").

The Company's common shares will commence trading under its new name on both the Toronto Stock Exchange ("TSX") and the Alternative Investment Market in London ("AIM") on Monday, May 17, 2004. The new symbol on AIM will be AAA-L. For the present time, the symbol on the TSX will remain AMZ-T. A new website, created to reflect the change, can be found at www.adastramin.com and will be live from Monday, May 17th.

"For some time now, it has been the opinion of the Board of Directors and senior management that, as the Company's assets are exclusively located in Central Africa, the executive management is headquartered in London, and the Company has a number of key investors outside North America, its original name no longer reflects the current circumstances," said Tim Read, President and Chief Executive Officer, Adastra Minerals Inc. "The change of name is another important landmark in the Company's development, following, as it does, on the finalisation of the agreement with the Government of the Democratic Republic of Congo ("DRC") and Gecamines. We chose the name Adastra, which means "to the stars" in Latin, because it reflects our strategy to build a major resource company. Moreover it symbolises our commitment to developing the Kolwezi and Kipushi projects within the DRC, the flag of which comprises seven gold stars on a blue background. A star also appears on the flag of Angola, the country in which our diamond interests are located."

The name change was approved at the Company's Annual General Meeting on Wednesday, April 28, 2004.

                                                       Adastra Minerals Inc.
                                                       St. George's House
                                                       15 Hanover Square
                                                       London W1S 1HS
                                                       United Kingdom
                                                       Tel: + 44 (0)20 7355 3552
                                                       Fax: + 44 (0)20 7355 3554
                                                       E: london@adastramin.com
                                                       www.adastramin.com

                                                          [COMPANY LOGO OMITTED]

At that meeting the Company also reviewed progress at the Kolwezi project. Adastra is now in the process of selecting an engineering company to conduct the feasibility study for the Kolwezi project. Furthermore, work will commence shortly on the final phase of the Environmental and social Impact Assessment. Meanwhile, the Company, in conjunction with its financial advisers, Rothschild, has started the process of identifying potential off-takers for the project's metal production. Off-take agreements will form an important component of the ultimate financing of the project.

About Adastra

Adastra is an international mining company currently developing several mineral assets in Central Africa, including the Kolwezi cobalt/copper tailings project and the Kipushi zinc mine in the DRC, and the Cuango River diamond project in Angola. Adastra's growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

About the Kolwezi Project

Adastra's Kolwezi project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt, as determined by Dr. Isobel Clark of Geostokos Limited, a "qualified person" as defined by the Canadian Securities Administrators' NI 43-101. This resource has the potential to host one of the world's largest and lowest cost cobalt producers. At a conceptual annual output of 42,000 tonnes of copper and 7,000 tonnes of cobalt, the project would have an operating life of 38 years. Such a project would generate significant tax and foreign exchange earnings, as well as providing local employment and contributing to the revival of the DRC's copper belt infrastructure.

Contact us:

London
Tim Read                                   Simon Robinson/Justine Howarth
Chief Executive Officer                    Parkgreen Communications
T: +44 (0)20 7355 3552                     T: +44 (0)20 7493 3713
F: +44 (0)20 7355 3554                     F: +44 (0)20 7491 3936
E: london@adastramin.com                   E: justine.howarth@parkgreenmedia.com

North America
Martti Kangas
The Equicom Group
T: +1 416 815 0700 x. 243
   +1 800 385 5451 (toll free)
F: +1 416 815 0080
E: mkangas@equicomgroup.com

                                                          [COMPANY LOGO OMITTED]

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's plans for its principal properties in the Democratic Republic of Congo ("DRC"), and the discussion of the political situation and potential international investment in the DRC. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended October 31, 2003 and Reports on Form 6-K filed with the Securities and Exchange Commission.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  America Mineral Fields Inc.
                                                  (Registrant)

Date  May 12, 2004                       By:      /S/ "Paul C. MacNeill"
     ---------------                              ------------------------------
                                                  (Print) Name: Paul C. MacNeill
                                                  Title: Director